Exhibit 99.1

FENNEC PROVIDES CORPORATE UPDATE AND ANNOUNCES FIRST QUARTER 2017 RESULTS

Research Triangle Park, NC, May 12, 2017 – Fennec Pharmaceuticals Inc. (TSX: FRX, OTCQB: FENCF), a specialty pharmaceutical company focused on the development of Sodium Thiosulfate (STS) for the prevention of platinum-induced ototoxicity in pediatric patients, today reported its corporate update and financial results for the first quarter ended March 31, 2017.

Upcoming Events for 2017

Investor Events:

•	Jefferies 2017 Global Healthcare Conference - Rosty Raykov, CEO of Fennec, will provide an overview of the Company's business on Friday, June 9 at 2:30 pm at the Jefferies 2017 Global Healthcare Conference being held in New York City. The Fennec presentation will be webcast live and can be accessed by visiting the investors relations sections of the Company’s website at http://fennecpharma.com/investors/presentations-events/ . A replay of the presentation will also be available and archived on the site for ninety days.
•	Annual Meeting of Shareholders - Fennec would like to invite all shareholders to attend its Annual General and Special Meeting on Tuesday, June 27, 2017 at 10 am at the New York Palace Hotel in the Chairman's Office, 455 Madison Avenue, New York, New York

Corporate Milestones:

•	Final results from SIOPEL 6
•	Prepare for NDA/MAA submissions
•	Plan for commercialization

“Our highest priority remains the preparation for NDA/MAA submissions pending favorable SIOPEL 6 hearing results in October this year." said Rosty Raykov, CEO of Fennec. "I am very pleased that the team continues to execute on our internal plan."

Financial Update

The selected financial data presented below is derived from our audited condensed consolidated financial statements which were prepared in accordance with U.S. generally accepted accounting principles. The complete interim unaudited consolidated financial statements for the period ended March 31, 2017 and management's discussion and analysis of financial condition and results of operations will be available via www.sec.gov and www.sedar.com. All values are presented in thousands unless otherwise noted.

	Three Months Ended
Interim Unaudited Statement of Operations	March 31, 2017	March 31, 2016
(U.S. Dollars in thousands except per share amounts)
Revenue	$-	$-
Operating expenses
Research and development	225	47
General and administrative	546	407
Loss from operations	(771)	(454)
Unrealized (loss)/gain	(37)	43
Other loss	(1)	(9)
Interest income	3	-
Net loss	$(806)	$(420)

Basic and diluted net loss per common share	$(0.06)	$(0.04)

Research and development expenses for the three months ended March 31, 2017 were $0.2 million above the same period in the prior year. This increase relates primarily to drug manufacturing activities and preparations for registration batches upon release of the SIOPEL 6 results expected in late 2017.

General and administrative expenses increased over the same period in 2016 by $0.1 million. There were increases in director and key employee compensation during the quarter ended March 31, 2017 over same quarter in 2016 as the Company made efforts to align our director and key employee compensations to that of companies of similar market capitalizations in similar industries. Travel and regulatory consulting also increased during the quarter ended March 31, 2017 over the same period in 2016 as the company prepares for trial results expected in late 2017. During the quarter ended March 31, 2017, there were also increases in non-cash equity compensation expenses for employees and contractors as compared with the same period in 2016.

The Company recorded an unrealized loss on derivatives of $37 in the three months ended March 31, 2017 compared to the same three months ended in 2016 where there was an unrealized gain of $43. The change results from derivative liabilities on the balance sheet and is associated with a small amount of Canadian dollar denominated options. These option derivatives have been recorded at their fair value as a liability at issuance and will continue to be re-measured at fair value as a liability at each subsequent balance sheet date. Any change in value between reporting periods will be recorded as an unrealized gain/(loss). These options will continue to be reported as a liability until such time as they are exercised or expire. The fair value of these options is estimated using the Black-Scholes option-pricing model.

Fennec Pharmaceuticals Inc.
Balance Sheets
(U.S. Dollars in thousands)
	March 31, 2017	December 31, 2016
Assets
Cash and cash equivalents	$3,251	$3,926
Other current assets	37	46
Total Assets	$3,288	$3,972

Liabilities and stockholders’ equity
Current liabilities	$356	$369
Derivative liabilities	71	33
Total stockholders’ equity	2,861	3,570
Total liabilities and stockholders’ equity	$3,288	$3,972

Cash and cash equivalents were $3,251 at March 31, 2017 and $3,926 at December 31, 2016. The decrease in cash and cash equivalents between March 31, 2017 and December 31, 2016 relates completely to cash spent on research and development and general and administrative activities.

Working Capital	Three Months Ended
Selected Asset and Liability Data:	March 31, 2017	December 31, 2016
(U.S. Dollars in thousands)
Cash and cash equivalents	$3,251	$3,926
Other current assets	37	46
Current liabilities excluding derivative liability	(356)	(369)
Working capital	$2,932	$3,603

Selected Equity:
Common stock	$74,515	$74,515
Accumulated deficit	(115,128)	(114,322)
Stockholders’ equity	2,861	3,570

At March 31, 2017, the Company had working capital balance totaling approximately $2.9 million compared to $3.6 million as of December 31, 2016.

Dollar and shares in thousands	Three Months Ended March 31,
Selected cash flow data:	2017	2016
Net cash used in operating activities	(675)	(499)
Net cash provided by investing activities	-	-
Net cash provided by financing activities	-	102
Decrease in cash and cash equivalents	(675)	(397)

Net cash used in operating activities for the three months ended March 31, 2017 was $675, as compared to $499 during the same period in 2016. This increase in cash outlays relates to ongoing STS Phase III trials and STS product development. There was no cash provided by financing activities for the three months ended March 31, 2017 compared to $102 for the three months ended March 31, 2016. Total decrease in cash and cash equivalents was $675 for the three months ended March 31, 2017 as opposed to a decrease of $397 over the same period in 2016.

Forward looking statements

Except for historical information described in this press release, all other statements are forward-looking. Forward-looking statements are subject to certain risks and uncertainties inherent in the Company’s business that could cause actual results to vary, including such risks that regulatory and guideline developments may change, scientific data may not be sufficient to meet regulatory standards or receipt of required regulatory clearances or approvals, clinical results may not be replicated in actual patient settings, protection offered by the Company’s patents and patent applications may be challenged, invalidated or circumvented by its competitors, the available market for the Company’s products will not be as large as expected, the Company’s products will not be able to penetrate one or more targeted markets, revenues will not be sufficient to fund further development and clinical studies, the Company may not meet its future capital requirements in different countries and municipalities, the proposed sale to Elion may not be completed and other risks detailed from time to time in the Company’s filings with the Securities and Exchange Commission including its Annual Report on Form 10-K for the year ended December 31, 2016. Fennec Pharmaceuticals, Inc. disclaims any obligation to update these forward-looking statements except as required by law.

For a more detailed discussion of related risk factors, please refer to our public filings available at www.sec.gov and www.sedar.com.

About Sodium Thiosulfate (STS)

Cisplatin and other platinum compounds are essential chemotherapeutic components for many pediatric malignancies.  Unfortunately, platinum-based therapies cause ototoxicity in many patients, and are particularly harmful to the survivors of pediatric cancer.

In the U.S. and Europe there is estimated that over 10,000 children are diagnosed with local cancers that may receive platinum based chemotherapy.   Localized cancers that receive platinum agents may have overall survival rates of greater than 80% further emphasizing the quality of life after treatment. The incidence of hearing loss in these children depends upon the dose and duration of chemotherapy, and many of these children require lifelong hearing aids. There is currently no established preventive agent for this hearing loss and only expensive, technically difficult and sub-optimal cochlear (inner ear) implants have been shown to provide some benefit. Infants and young children at critical stages of development lack speech language development and literacy, and older children and adolescents lack social-emotional development and educational achievement.

STS has been studied by cooperative groups in two Phase 3 clinical studies of survival and reduction of ototoxicity, The Clinical Oncology Group Protocol ACCL0431 and SIOPEL 6. Both studies are closed to recruitment. The COG ACCL0431 protocol enrolled one of five childhood cancers typically treated with intensive cisplatin therapy for localized and disseminated disease, including newly diagnosed hepatoblastoma, germ cell tumor, osteosarcoma, neuroblastoma, and medulloblastoma.  SIOPEL 6 enrolled only hepatoblastoma patients with localized tumors.

About Fennec Pharmaceuticals

Fennec Pharmaceuticals, Inc., is a specialty pharmaceutical company focused on the development of Sodium Thiosulfate (STS) for the prevention of platinum-induced ototoxicity in pediatric patients. STS has received Orphan Drug Designation in the US in this setting. For more information, please visit www.fennecpharma.com.

For further information, please contact:

Rosty Raykov

Chief Executive Officer

Fennec Pharmaceuticals Inc.

T: (919) 636-5144